
October 8, 2009

Room 4631

Wo Hing Li
Chief Executive Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

> **Re:** **China Precision Steel, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 000-23039**

Dear Mr. Li:

 We have reviewed the above referenced filing and your response letter dated September 4, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Note 6. Valuation and Qualifying Accounts, page F-15

1. We note the $1,105,866 reversal of provision for doubtful accounts on your consolidated statements of cash flows during 2009, however, it is unclear where you have included this reversal in your table provided on page F-15. Please clarify whether or not this reversal was included in your valuation and qualifying accounts footnote and provide a description of this reversal as it is material to your allowance and to net income.

Note 17. Income Taxes, page F-22

2. Your current income taxes payable balance at June 30, 2009 represents 10% of current liabilities. It is unclear how you determined that classifying this payable as a current liability is appropriate. In this regard, we note that your balance at June 30, 2009, 2008

and 2007 was $4.7 million, $4.7 million and $1.8 million, respectively, yet based on your disclosure on page F-7, the $0.3 million payment in 2009 was the first payment you have made in the last three years. Please tell us how you determined that current classification is appropriate and why you have not paid the $1.8 million and $4.7 million amounts accrued at June 30, 2007 and 2008, respectively.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)